EXHIBIT 3

GLAMIS GOLD LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of the financial results of the Company’s operations for the years 2002 through 2004 is dated March 11, 2005 and should be read in conjunction with, and is qualified by, the consolidated financial statements and notes thereto (the “financial statements”) which form a part of this report. This financial information, which is expressed in United States dollars unless otherwise stated, was prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to Note 16 of the financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles. Additional information, including the Company’s Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com and the Form 40-F filed in the United States on EDGAR at www.sec.gov.

The following discussion contains statements that are not historical facts, and by their nature are considered “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See also “Forward Looking Statements” at the end of this discussion.

OVERVIEW

The highlight of 2004 was the completion of the construction of the El Sauzal Mine in Mexico and its first production late in the year. More good news came as the team at the Marlin Project in Guatemala accelerated construction with a goal of bringing in the first production from Marlin in the fourth quarter of 2005. The Company produced 234,433 ounces of gold and sold 227,700 ounces. The Company had a record fourth quarter of production of 84,506 ounces of gold. The El Sauzal Mine produced 25,053 ounces of gold in the quarter, the Marigold Mine increased production to 30,926 ounces of gold for the Company’s account, and the San Martin Mine production increased to 26,823 ounces of gold. The Rand Mine continued to produce a small amount of gold (1,704 ounces) in its last quarter of production.

The Company’s unhedged position allowed it to take advantage of realized gold prices that averaged 13.0% higher in 2004 than in 2003.

Under a Share Purchase Agreement effective February 12, 2003, the Company sold its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of $13.0 million, plus additional payments of $5.0 million contingent on the project being put into commercial production and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003 and $6.0 million on February 12, 2004. On March 24, 2004, the Company sold the royalty to Metallica for $2.25 million and received the $5.0 million contingent payments due under the Share Purchase Agreement, the total $7.25 million was included in other income in 2004.

On December 16, 2004, the Company announced an offer to acquire all of the shares of Goldcorp Inc. (“Goldcorp”), a Canadian public mining company. The proposed transaction was subject to several conditions, the most significant of which were that Goldcorp’s proposed transaction with Wheaton River Minerals Ltd. (“Wheaton River”) did not get approved by the shareholders of Goldcorp and not less than two-thirds of the outstanding Goldcorp common shares were validly deposited under the offer and not withdrawn at the expiry time. At an extraordinary shareholders meeting of Goldcorp on February 10, 2005, more than 50% of the Goldcorp shareholders approved Goldcorp’s proposed plan of arrangement with Wheaton River. Accordingly, the Company announced that it was allowing its offer for Goldcorp to expire. The deferred take-over bid costs associated with this transaction will be written off as a charge to operations in the first quarter of 2005.

RESULTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 2004, 2003, and 2002

SELECTED ANNUAL INFORMATION

	2004	2003	2002
(in millions of U.S. dollars except per ounce	(restated for a change in accounting
or per share amounts)		for asset retirement obligations)

Average market price per ounce of gold	$409	$363	$310
Average realized price per ounce of gold	$416	$368	$313
Revenues	$94.7	$84.0	$80.8
Net earnings	$20.9	$18.2	$13.8
Earnings per share — basic (diluted is the same)	$0.16	$0.14	$0.14
Total assets	$613.3	$534.1	$477.8
Total long-term liabilities	$123.6	$88.6	$77.7

SUMMARY

The Company continued its profitable performance in 2004 with net earnings of $20.9 million, or $0.16 per share. For 2003, the Company had net earnings of $18.2 million, or $0.14 per share, and in 2002, net earnings of $13.8 million, or $0.14 per share.

All of the Company’s mining operations were profitable in 2004 and generated earnings from mining operations of $29.7 million, compared to $22.7 million in 2003 and $19.6 million in 2002. The new, low-cost production from the El Sauzal mine combined with the 13.0% increase in the realized price of gold was the primary reason for the increase in 2004

The Company continues to generate positive cash flows from operations. Cash flows from operations (before changes in non-cash working capital and reclamation expenditures) were $37.4 million for 2004 compared to $33.9 million for 2003 and $33.8 million in 2002. The Company’s working capital was $27.4 million at December 31, 2004 including $27.0 million in cash and equivalents compared to $145.4 million at December 31, 2003, including cash and equivalents of $126.1 million. The working capital at December 31, 2002 was $169.1 million including cash and equivalents of $160.0 million. In 2004, the Company spent $191.4 million in capital expenditures for mineral property, plant and equipment. Exploration expense was $4.1 million. The expenditures were funded by cash on hand and $30.0 million in long-term debt from International Finance Corp. Capital expenditures and exploration expense for 2005 are budgeted at $103.6 million.

Summary of Quarterly Results

The Company’s quarterly information for the last eight quarters is shown below:

(amounts in millions of US$ except	1st Q	1st Q	2nd Q	3rd Q	4th Q		1st Q		2nd Q	3rd Q	4th Q
per ounce and per share amounts)	2003	2003	2003	2003	2003		2004		2004	2004	2004
Average realized price/oz. of gold	$348	$348	$353	$371	$402		$412		$394	$406	$438
Ounces of gold sold	59,470	59,470	61,575	51,110	56,064		52,663		47,036	51,631	76,369
Revenues (1)	$20.7	$20.7	$21.7	$19.0	$22.5		$21.7		$18.6	$21.0	$33.4
Net earnings(2)	$2.4	$2.4	$3.8	$3.4	$8.6	(3)	$9.1	(3)	$2.9	$2.8	$6.1
Basic earnings per share	$0.02	$0.02	$0.03	$0.02	$0.07		$0.07		$0.02	$0.02	$0.05
Diluted earnings per share	$0.02	$0.02	$0.03	$0.02	$0.07		$0.07		$0.02	$0.02	$0.05

(1)	Net sales and total revenues are the same.

(2)	Income from continuing operations and net income are the same.

(3)	Includes income from the sale of the Cerro San Pedro and Metates properties of $1.5 million in the 4th quarter of 2003 and $6.9 million in the 1st quarter of 2004.

Refer to the discussions in this document as well as the quarterly Management’s Discussion and Analyses for additional information.

Gold Production and Costs Per Ounce

The Company produced 234,433 ounces of gold during 2004, as compared to 230,294 ounces of gold during 2003, and 251,919 ounces of gold in 2002. Production in 2002 and 2003 was from the San Martin, Marigold and Rand Mines. In 2004, these same three mines produced 209,380 ounces of gold, plus initial production from El Sauzal added another 25,053 ounces. The Company expects to produce approximately 400,000 ounces of gold in 2005 from four mines: San Martin, Marigold, El Sauzal, and Marlin, which is scheduled to start operations during the fourth quarter of 2005.

		2004			2003(1)			2002(1)
		Cash	Total		Cash	Total		Cash	Total
	Gold	cost per	cost per	Gold	cost per	cost per	Gold	cost per	cost per
Mine	ounces	ounce	ounce	ounces	ounce	ounce	ounces	ounce	ounce
San Martin	102,152	$191	$282	101,835	$175	$269	129,435	$106	$203
Marigold(2)	94,209	195	272	94,796	172	243	55,550	180	257
El Sauzal	25,053	151	260	—	—	—	—	—	—
Rand	13,019	250	294	33,663	242	298	66,934	247	284

Total /
average cost	234,433	$192	$276	230,294	$184	$261	251,919	$160	$233

Note: Cash cost and total cost per ounce are non-GAAP financial measures and are discussed further under “Costs of Production”.

1)	2003 and 2002 have been restated for a change in asset retirement obligations accounting

2)	This represents the Company’s 66.67% share of Marigold.

Following is a discussion of the Company’s operations during 2004:

San Martin Mine, Honduras

San Martin Mine made a smooth transition from the Rosa pit into the Palo Alto pit this year producing 102,152 ounces of gold. Capital expenditures of $3.5 million were related primarily to leach pad construction and development in the Palo Alto pit. Mining in 2005 will be almost entirely from the Palo Alto pit. San Martin is budgeted to produce approximately 85,000 ounces of gold in 2005. Proven and probable reserves stood at 507,200 contained ounces of gold at the end of 2004.

Marigold Mine, Nevada (66.7% Glamis-owned)

The Company is the operator at the Marigold Mine, a partnership operation with Barrick Gold Corporation. Marigold had a solid year of production, adding 94,209 ounces of gold to the Company’s account. In early February 2004, Marigold received a positive Record of Decision (“ROD”) on its Supplemental Environmental Impact Statement from the Bureau of Land Management (“BLM”). This will allow full development of the Millennium expansion project. Construction of the new Cell 12 leach pad and processing facilities was well underway at year-end, with the first ore being placed under leach on the pad in mid-October. Construction is planned to continue through the first half of 2005. The mine ran behind expected production for the year as late commissioning of the new haul-truck fleet and delayed construction on the Cell 12 leach pad resulted in the expected increase in production being delayed until late in the fourth quarter. Marigold continues to add to reserves with year-end 2004 reserves of 1.49 million contained ounces of gold (Company’s share) compared to 1.47 million ounces at the end of 2003. The Company expects that the purchase, in mid-2004, of four 320-ton trucks and construction of the new leach pad and processing facilities will increase production to approximately 135,000 ounces of gold for the Company’s account in 2005.

El Sauzal Project, Chihuahua, Mexico

The most significant event for the Company in 2004 was the completion of the El Sauzal Mine and its first gold production. The Company acquired the El Sauzal Project through the acquisition of Francisco Gold Corp. (“Francisco”) in July 2002. A feasibility study on the project was completed prior to closing of the Francisco acquisition and based on that study, and subsequent work performed by the Company, development of the mine commenced. During 2003, all major permits were received and construction proceeded. In October 2004 the mill began grinding ore and gold was produced in November 2004. El Sauzal produced 25,053 ounces of gold during 2004 at a total cash cost per ounce of $151, and is expected to produce approximately 170,000 ounces of gold during 2005. Gold reserves at El Sauzal were in excess of 1.9 million contained ounces at the end of 2004.

Rand Mine, California

The Rand Mine continued in reclamation. Rand continues to process gold from the leach pad, producing 13,019 ounces of gold at a total cash cost per ounce of $250 during 2004, its last year of production. During its 18 year life, the mine produced in excess of 968,000 ounces of gold for the Company. Reclamation is expected to be substantially completed in 2005.

PROJECTS

Marlin Project, Guatemala

The Marlin Project was also acquired as part of the Francisco acquisition. At the end of 2002, the project had been expanded from a mineral resource of 1.4 million gold-equivalent ounces to over 4 million gold-equivalent ounces. Additional drilling in 2003 established a reserve of 2.2 million gold ounces along with 33.6 million ounces of silver. At December 31, 2004, reserves stood at 2.3 million contained ounces of gold and 36.3 million ounces of silver. Late in the first quarter of 2003, a positive feasibility study was completed and presented to the Board of Directors at the first quarter meeting. The Board approved development of the project and in November 2003, formal approval of the construction budget was given. In late 2003, the Marlin Project obtained its environmental license and exploitation permit. Capital expenditures in Guatemala during 2004 were $83.2 million covering extensive development of the project site, underground decline and tailings impoundment, purchase of open pit and underground equipment and the ball mills, as well as capitalized interest and financing costs related to the International Finance Corporation loan. Approximately $63.0 million in capital expenditures are planned over the next year, with an anticipated start-up late in 2005.

Cerro San Pedro Project, San Luis Potosi, Mexico

As noted in the overview, in 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica for proceeds of up to $13.0 million plus additional payments of $5.0 million based on the mine being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold. .On March 24, 2004, the Company sold the royalty to Metallica for $2.25 million and received the $5.0 million contingent payments due.

Cerro Blanco Project, Guatemala

In 2004, $1.7 million was spent exploring this project. Exploration included the drilling of 47 holes for a total of 6,840 meters. This drilling focused on extending the existing mineralization to the north and determining the orientation of the quartz veins. The results of this work included extending high grade gold mineralization limit further north than originally estimated.

The Company plans to move the project into feasibility in 2005. Baseline environmental studies and permitting activities are in progress. Exploration drilling is planned to continue following the high grade gold mineralization trend and in-fill drilling is planned on the northern end of the deposit. A production-style decline is also planned for a total of 1,500 meters. This decline will help in verifying the vein geometry in the existing geologic model and testing vein-grade continuity. A total of $4.2 million has been budgeted for the 2005 work.

Imperial Project, California

In 2002, the Company recommenced the permitting process for the Imperial Project. Concurrently, the BLM completed a validity examination of the unpatented mining claims comprising the project and concluded that the mining claims are valid. However, during 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. The Company believes that these actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The notice alleges that the Company’s property rights in the Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. A three-person arbitration panel has been selected, and the panel has recently issued a scheduling order which contemplates the claim being heard in July 2006. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.

RECLAMATION ACTIVITIES

The Company’s reclamation and closure activities were centered on the Dee and Rand Mines. The Company spent $2.8 million on reclamation activities in 2004, primarily at the Rand and Dee mine sites with some minor amounts at the Daisy and Marigold sites. The Company spent $3.3 million during 2003 and $2.5 million during 2002 on reclamation. The Company plans to spend approximately $0.9 million in 2005 on site closure and reclamation, primarily at the Rand Mine, with final expenditures at Dee.

REVENUES

Revenues from gold sales increased to $94.7 million for the year ended December 31, 2004 from $84.0 million for the year ended December 31, 2003 and $80.8 million for the year ended December 31, 2002. The increase in revenues is the result of a significantly stronger realized gold price. The Company sold 227,700 ounces of gold during 2004 compared to 228,219 ounces sold in 2003, and 257,759 ounces sold in 2002. The Company realized an average of $416 per ounce of gold in 2004 compared to $368 per ounce of gold sold in 2003, and $313 per ounce of gold sold in 2002.

COST OF PRODUCTION

The Company’s total cash cost of production includes mining, processing, direct mine overhead costs and royalties, but excludes selling, general and administrative costs at the corporate level. Total production costs include depreciation and depletion and amortization of site closure and reclamation accruals but exclude future income tax effects. There is a difference between cost of sales and cost of production relating to the difference in the cost of the ounces sold out of inventory during the year. In the Company’s case however, there is no significant difference in the total cash cost per ounce of production and the total cash cost per ounce sold. The number of gold ounces produced in 2004 was 234,433 compared to the number of ounces of gold actually sold of 227,700.

The table below reconciles total cash costs per ounce of production and total costs per ounce of production based on the Gold Institute Production Cost Standard to cost per ounce sold per the financial statements:

(in millions of dollars, unless indicated)	2004	2003	2002
Total ounces sold	227,701	228,219	257,759
Total ounces produced	234,433	230,294	251,919
Total cost of sales per the financial statements	$43.9	$41.6	$41.1
Adjustments for revenue recognition (cost of ounces produced but not sold)	$1.0	$0.7	$(0.8)
Total cash cost of production per Gold Institute Production Cost Standard	$44.9	$42.3	$40.3
Total cash cost per ounce of gold sold	$193	$182	$159
Total cash cost per ounce of gold produced per Gold Institute Production Cost Standard	$192	$184	$160
Depreciation, depletion and amortization per the financial statements	$20.8	$17.7	$18.8
Net adjustments for cost of ounces produced but not sold, non-production-related depreciation and future income tax effects	(1.0)	(0.0)	(0.5)
Total cost of production per Gold Institute Production Cost Standard	$64.7	$60.0	$58.6
Total cost of production per ounce of gold produced per Gold Institute Production Cost Standard	$276	$261	$233

Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.

The Company’s cost of sales for the year ended December 31, 2004 was $43.9 million compared to the $41.6 million in the year ended December 31, 2003 and $41.1 million for the year ended December 31, 2002. Although there was a decrease of 519 ounces of gold sold in 2004, cost of sales increased as a result of increased total cash costs of production per ounce. Total cash cost per ounce of gold increased to an average of $192 per ounce from $184 per ounce in 2003 and $160 per ounce in 2002. Increased fuel costs and decreased production were the most significant factors in the increase in cash costs per ounce between 2003 and 2004. Decreased production was the most significant factor in the per-ounce increase between 2002 and 2003.

In 2004, the total cost of production per ounce rose to $276 from $261 per ounce in 2003. The average total cost of production per ounce of gold was $233 per ounce in 2002. Depreciation and depletion charges totaled $20.8 million during 2004 compared to $17.7 million during 2003 and $18.8 million during 2002. Changes in the depreciation and depletion expense are attributable to changes in the reserve base as well as production levels, as many charges are made on a “unit-of-production” basis. The increased depreciation and depletion charges in 2004 result from the significant capital investments the Company has made, which also result in an increase in these charges on a per ounce basis. A change in accounting for asset retirement obligations is reflected in the restated 2003 and 2002 amounts, as shown. The decline in overall depreciation and depletion charges between 2002 and 2003 was due to reduced production and sales.

OTHER INCOME AND EXPENSES

Exploration expenditures in 2004 increased to $10.8 million. $6.7 million was capitalized: $4.5 at the Marlin Project and $2.2 at the Marigold Mine. Expensed exploration was $1.9 million in Guatemala, primarily at the Cerro Blanco Project, $1.4 in Nevada at the Marigold and Dee properties, and $0.8 million in Mexico. The Company expended $9.3 million on exploration during 2003 of which $5.6 million was expensed and $3.7 million capitalized to the related mineral property. The most significant expenditures were at the Marlin Project ($5.6 million), and at the Marigold Mine, ($2.5 million). During 2002, $3.2 million was spent on exploration in addition to $2.9 million expended on the Marlin Project that was accounted for as part of the Francisco acquisition.

General and administrative expenses increased to $7.2 million in 2004 from $5.9 million in 2003 and $4.6 million in 2002. In 2004, the Company incurred increased expenses related to support for the new development projects, increased insurance costs and business development expenses.

The Company had no write-downs or recoveries associated with properties during 2004, 2003 or 2002.

Interest and other income recognized by the Company increased to $8.7 million during 2004 compared to $4.4 million in 2003 and $2.3 million in 2002. The Company received $7.25 million relating to the sale of the Cerro San Pedro property and $0.7 million on the sale of its interest in the Metates property in 2004. Interest income was $0.9 million, other miscellaneous income was $0.4 million, and foreign exchange losses were $0.5 million. Significant items in 2003 included the gain recognized on the sale of the Company’s investment in the Cerro San Pedro Project ($1.5 million) and interest received on a tax refund relating to previous years ($1.0 million). Interest income from the Company’s investments increased from 2002 to $1.8 million as invested cash balances averaged over $125 million during 2003. Foreign exchange losses were $0.4 million and other miscellaneous income from sales of assets totaled $0.5 million. In 2002, interest income was $0.9 million, foreign exchange gains were $0.8 million and other income was $0.6 million.

In 2004, current tax expense was $3.9 million relating to cash taxes payable at San Martin and in Mexico. There were no significant cash taxes paid in 2003 and 2002. Future income tax expense of $1.9 million during 2004 related primarily to earnings at the El Sauzal Mine and the San Martin Mine, offset by revaluations of total future income tax in Mexico (a reduction of expense) and an increase in the valuation allowance in the United States (an increase in expense). For 2002 and 2003, the future income tax expense was due primarily to tax-effecting the earnings from the San Martin Mine, resulting in future income tax expense of $1.8 million in 2003 and $0.8 million in 2002. In 2003, the valuation allowance related to U.S. tax losses was reduced, resulting in a recovery of $3.0 million; the $3.0 million valuation allowance was re-established in 2004, as noted above.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital and Cash Flow

 The Company’s working capital position tightened to $27.4 million at December 31, 2004, as the Company focused on construction at both the El Sauzal and Marlin Projects. The large balances of $145.4 million at December 31, 2003 and $169.1 million at December 31, 2002 were due primarily to the common share offering in November 2002, which netted the Company $110.6 million in cash.

Cash flow from operations (before changes in non-cash working capital and reclamation expenditures) was $37.4 million in 2004 compared to $33.9 million in 2003 and $33.8 million in 2002. The 2004 cash flow continues to reflect increases in revenues due to the higher realized gold price offset by slightly reduced ounces sold and increased costs per ounce compared to 2003. The 2003 cash flows reflect higher gold prices, offset by reduced ounces sold and increased costs compared to 2002. Net cash provided by operating activities, which includes the non-cash working capital changes and cash expenditures on the reclamation properties, increased to $45.9 million in 2004 compared to $27.0 million in 2003, reflecting increased accounts payable at December 31, 2004. The net cash flow from operating activities was $28.3 million in 2002.

The long-term portion of the reserve for site reclamation and closure was $7.6 million in 2004 compared to $5.7 million at the end of 2003 and $6.7 million at December 31, 2002. The liability for future income tax was $86.0 at December 31, 2004 compared to $82.9 million at December 31, 2003 and $70.4 million as at December 31, 2002. These balances include approximately $60.0 million recorded in connection with the purchase price of Francisco in 2002 and $10.0 million related to the tax effect of the shares issued to former shareholders of Montana Gold Corp. in 2003 (also see “Capital Resources”). The balance in future income tax liabilities consists primarily of amounts recorded in connection with the purchase of the San Martin property as well as the result of tax-effecting the earnings from San Martin and El Sauzal.

Capital Resources

Long-term liabilities were $123.6 million at December 31, 2004 compared to $88.6 million at December 31, 2003. The amounts include the reserve for site closure and reclamation and future income taxes, as well as long-term debt. The largest increase in long-term liabilities came from the long-term debt financing the Company received from International Finance Corp. On June 30, 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank. The facility provides for up to $45.0 million in funding for development of the Company’s Marlin Project in Guatemala. The facility is available for drawdown until December 31, 2005, with any funds drawn repayable over three years at a six-month LIBOR plus 2.625%-based interest rate. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. As at December 31, 2004, there was $30.0 million outstanding under the facility. In February 2005, the Company drew the remaining available balance of $15.0 million. The interest rate was 4.775% as of December 31, 2004; interest is payable semiannually. Repayments are scheduled to begin in January 2007 and will be made semi-annually through July 2009. For the year ended December 31, 2004 $1.2 million of interest and financing costs were capitalized to the Marlin Project.

On March 4, 2005, the Company finalized a 3-year $50.0 million revolving credit facility with the Bank of Nova Scotia. The facility is available for borrowing and repayment at any time during the 3-year period ending March 4, 2008 at a LIBOR-based interest rate. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. As of March 11, 2005, no amounts were outstanding under this facility.

Share Capital Transactions

During 2003 the Company paid $1.6 million to Chesapeake Gold Corp. and issued 2.2 million common shares of the Company valued at $20.7 million to former shareholders of Montana Gold Corp. upon filing of the technical report with the Toronto Stock Exchange establishing the reserves at Marlin, pursuant to the terms of the 2002 Plan of Arrangement with Francisco Gold Corp.

In 2002, the Company sold 13.9 million common shares in a public offering resulting in proceeds to the Company of Cdn$175.7 million (US$111.7 million). Transaction costs associated with the offering were $1.1 million.

On July 16, 2002, the Company completed the acquisition by way of a plan of arrangement of Francisco Gold Corp. Francisco’s principal assets were the El Sauzal Project and the Marlin Project. The Company issued 25.8 million common shares valued at $124.5 million to the shareholders of Francisco under the terms of the plan of arrangement.

At an extraordinary shareholders meeting on February 9, 2005, the Company’s shareholders removed the restriction on the number of common shares the Company is authorized to issue by majority vote of all shareholders present.

In the course of its business, the Company may issue debt or equity securities to meet the growth plans of the Company if it determines that additional funding could be obtained under favorable financial terms. No assurance can be given that additional funding will be available or, if available, will be on terms acceptable to the Company.

No dividends are planned to be declared or paid in 2005 as the Company’s cash is being used for the development activities at Marlin and Marigold. No dividends were paid or declared in 2004, 2003 or 2002.

Capital Expenditures

The Company spent a record $191.4 million during 2004 as the El Sauzal Mine was completed and the Marlin Project significantly advanced. The Company’s capital expenditures were $77.8 million during 2003 as construction at the El Sauzal Project and the Marlin Project began and expansion at the Marigold Mine continued. Capital expenditures were $32.5 million during 2002 due primarily to expansion at Marigold and the Francisco acquisition.

Major capital expenditures during the fiscal year 2004 were as follows:

(in millions)
Marlin Project development, purchase of equipment and other related capital expenditures	$83.2
El Sauzal Project development and purchase of equipment	80.7
Marigold Mine development and purchase of equipment	23.9
San Martin Mine development and purchase of equipment	3.5
Other	0.1

$191.4

Included in the above were $2.3 million and $4.4 million of exploration expenditures that were capitalized relating to expanded reserves at Marigold and Marlin, respectively.

Capital expenditures and funds for exploration in 2005 are estimated to be approximately $103.6 million. The primary capital expenditures are expected to be for plant, equipment and development of the El Sauzal Project ($7.9 million), equipment purchases and development at the Marlin Project ($63.0 million), equipment purchases and development for the Marigold Mine expansion ($19.3 million), and leach pad expansion and development at the San Martin Mine ($2.8 million). Exploration is planned primarily at the Marlin Project and Marigold, with additional work in Guatemala and Mexico. Exploration at Cerro Blanco is budgeted at $4.2 million.

The Company believes that its estimated cash flows from operations and current cash reserves along with the $50.0 million revolving credit facility negotiated in early 2005 will be sufficient to fund its anticipated 2005 expenditures.

HEDGING

At December 31, 2004, December 31, 2003 and at December 31, 2002, the Company had no ounces hedged.

COMMITMENTS AND CONTINGENCIES

In the course of its normal business, the Company incurs various contractual obligations and contingent liabilities. These contractual obligations and contingencies as at December 31, 2004 are shown in the table below:

(amounts in millions of U.S. dollars)

	Less than			More than
Contractual Obligations	one year	1 – 3 years	4 – 5 years	5 years	Total
Operating leases	$0.5	$1.1	$0.1	—	$1.7
Minimum royalty payments	$0.3	$0.9	$0.6	$1.7	$3.5
Construction and equipment purchase contracts	$22.7	—	—	—	$22.7
Long-term debt	$—	$15.0	$15.0	—	$30.0

	Less than			More than
Contingencies	one year	1 – 3 years	4 – 5 years	5 years	Total
Future site closure and reclamation costs (1)	$0.9	$0.9	$1.8	$19.7	$23.3

(1)	Reflects the $30.0 million principal payments due as of December 31, 2004. Does not include the additional $15.0 million principal drawn in February, 2005 or future interest payments on the long-term debt.

(2	In the Company’s financial statements, $0.9 million of these obligations are included in current liabilities and $7.6 million in long-term liabilities. The Company has $10.7 million in certificates of deposit as collateral backing these obligations.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company had 200,000,000 shares of common stock authorized as of December 31, 2004. At an extraordinary shareholders’ meeting on February 9, 2005, the restriction on the number of shares authorized was removed allowing the Company to issue an unlimited number of common shares. The Company had 130,863,953 common shares outstanding at December 31, 2004 and 130,930,953 common shares outstanding as of March 11, 2005. The number of common shares outstanding on March 11, 2005 includes 57,000 common shares issued as restricted stock, one third of which has vested and the balance of which will vest over the next two years. The Company also had outstanding 3,381,000 stock options as of December 31, 2004 and 3, 744,000 stock options as of March 11, 2005, each of which is exercisable into one common share.

ENVIRONMENTAL, REGULATORY AND OTHER RISK FACTORS

Reclamation and Environmental

The Company generally is required to mitigate long-term environmental impacts by stabilizing, contouring, reshaping and re-vegetating various portions of a site once mining and processing are completed. Reclamation efforts are conducted in accordance with detailed plans that have been reviewed and approved by the appropriate regulatory agencies. Whenever feasible, reclamation is conducted concurrently with mining operations.

Though the Company believes that its mining operations are in material compliance with all present health, safety and environmental rules and regulations, there is always some uncertainty associated with such due to the complexity and application of such rules and regulations. The Company does not anticipate that the cost of compliance with existing environmental laws and regulations will have a material impact on its earnings in the foreseeable future. However, possible future health, safety and environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

A portion of the $8.0 million of the Company’s expenditures in 2004 on leach pads at San Martin and Marigold, the filter system at El Sauzal, and the tailings impoundment at the Marlin Project are related to complying with environmental standards. The Company estimates that it will spend approximately $15.8 million in this area during the year ending December 31, 2005 including leach pad construction at San Martin ($2.2 million) and Marigold (Company’s share $1.5 million), work on the tailings impoundment at Marlin ($5.8 million) and upgrades to the process plant and filter plant at El Sauzal ($6.3 million), part of which can be considered to be related to compliance.

At the corporate level, an Environmental Policy is in place to assure measurable standards for internal environmental audits for review by the Environment Committee of the Board of Directors. The Committee has been active and is satisfied the Company is complying with regulatory parameters.

As of December 31, 2004, the Company had in place $10.7 million of certificates of deposit ($9.5 million at December 31, 2003) and $2.1 million in reclamation bonds ($3.8 million at December 31, 2003) posted as security for future reclamation costs.

Regulatory and Other Risk Factors

The Company conducts mining, development and exploration activities in countries other than Canada and the United States. The Company’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries, which include, among others, invalidation of governmental orders or permits, corruption, uncertain political and economic environments, terrorist actions, arbitrary changes in laws or policies, the opposition of mining from environmental or other non-governmental organizations and limitations on foreign ownership or the export of gold. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, any or all of which could have a material and adverse effect on the Company’s profitability or the viability of its foreign operations.

Additionally, legislation has been introduced in prior sessions of the U.S. Congress to make significant revisions to the U.S. General Mining Law of 1872 that would affect the Company’s unpatented mining claims on federal lands, including a royalty on gold production. It cannot be predicted whether any of these proposals will become law. Any levy of the type proposed would only apply to unpatented federal lands and accordingly could adversely affect the profitability of portions of the gold production from the Marigold mine, and all production from the Imperial Project if it were to be developed.

The Company’s mineral development and mining activities and profitability are subject to significant risks due to numerous factors outside of its control including, but not limited to, the price of gold, changes in the regulatory environment, various foreign exchange fluctuations and risks inherent in mining. Refer to the Company’s Annual Information Form for additional discussions of risk factors.

Because the Company has no production hedged, any sustained change in the price of gold over or under current levels will appreciably affect the Company’s general liquidity position and could substantially increase or decrease revenues, earnings and cash flow.

Acquisition of title to mineral properties in all jurisdictions where the Company operates is a very detailed and time-consuming process. Certain of the Company’s properties have not been surveyed and therefore, in accordance with the laws of the jurisdiction in which the properties are located, their existence and area could be in doubt. Although the Company has investigated title to all of its mineral properties, the Company cannot give any assurance that title to such properties will not be challenged or impugned. In addition, portions of the Company’s mineral reserves lie within unpatented mining claims in the United States. There is a risk that any of the Company’s unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to any mineral reserves contained within those mining claims.

The Company prepares estimates of future gold production for its various operations. The Company’s production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, assumptions pertaining to ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, profitability, results of operations and financial condition.

The Company’s published figures for both mineral reserves and mineral resources are only estimates. The estimating of mineral reserves and mineral resources is a subjective process which depends in part on the quality of available data and the assumptions used and judgments made in interpreting such data. There is significant uncertainty in any reserve or resource estimate such that the actual deposits encountered and the economic viability of mining the deposits may differ materially from the Company’s estimates.

Gold exploration is highly speculative in nature. Success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. Due to these and other factors, no assurance can be given that the Company’s exploration programs will result in the discovery of new mineral reserves or resources.

The Company also invests cash balances in short-term investments that are subject to interest rate fluctuations. Because these investments are in highly liquid, short-term instruments, the Company believes that any impact of an interest rate change would not be material. The Company’s long-term debt is based on a market rate, reset semi-annually. Changes in the “LIBOR” rates will directly affect the Company’s interest expense.

CRITICAL ACCOUNTING POLICIES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 of the notes to its consolidated financial statements. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.

The Company records the cost of mining ore stacked on its leach pads and at the El Sauzal mill as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the El Sauzal mill circuit and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Effective January 1, 2004, the Company retroactively adopted the Canadian Institute of Chartered Accountants Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). Prior years’ financial statements have been restated to apply the provisions of the new accounting policy for site closure and reclamation costs. If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.

CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures, as required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

The Company’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, believes that its disclosure controls and procedures are effective to provide such reasonable assurance.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.